SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 3)*

Synthesis Energy Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

871628103

(CUSIP Number)

Synthesis Energy Systems, Inc.

Three Riverway, Suite 300

Houston, Texas 77056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Donald P. Bunnell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) IN
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,092,462
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,092,462
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,092,462 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Synthesis Energy Systems, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on January 21, 2009, as amended by Amendment No. 1 thereto filed on February 25, 2013 and Amendment No. 2 thereto filed on February 27, 2014 (as so amended, the “Schedule 13D”). The principal executive offices of the Issuer are Three Riverway, Suite 300, Houston, Texas 77056.

This Amendment No. 3 is being filed by Donald P. Bunnell (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

All information in Item 2 of the Schedule 13D remains the same, except that the Reporting Person’s business address is 101 Taylor Ave N., Seattle, WA 98122 and his principal occupation is non-profit executive.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

The Reporting Person continues to hold shares of Common Stock of the Issuer for investment purposes. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

All information in Item 5 of the Schedule 13D remains the same, except that the beneficial ownership of the Reporting Person was reduced below 5% on March 24, 2014 as a result of the completion on that date of the Issuer’s offering of units consisting of 8,333,341 shares of Common Stock and warrants to acquire 4,166,667 shares of Common Stock. Since the completion of that offering, the Reporting Person has from time to time disposed of additional shares of Common Stock in ordinary trading transactions and as of the date of this Amendment No. 3 beneficially owns 2,092,462 shares of Common Stock, representing approximately 2.9% of the Common Stock outstanding as of the date of this Amendment No. 3 based on the Issuer’s most recent Quarterly Report on Form 10-Q.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2015

/s/ Donald P. Bunnell
DONALD P. BUNNELL